

December 21, 2011

<u>Via E-mail</u>
Michael McNaughton
Chief Operating Officer
Rouse Properties, Inc.
1114 Avenue of the Americas, Suite 2800
New York, NY 10110

      Re: Rouse Properties, Inc.
              Amendment No. 4 to Form 10
              Filed December 20, 2011
              File No. 001-35287

Dear Mr. McNaughton:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                Michael McTiernan

                Michael McTiernan
                Assistant Director

cc: Heather L. Emmel, Esq.
        Weil, Gotshal & Manges LLP
        Via E-mail